MAYER, BROWN, ROWE & MAW LLP

1675 BROADWAY

NEW YORK, NEW YORK 10019-5820



03037185

SHARON N. PURCELL
DIRECT DIAL (212) 506-2604
DIRECT FAX (212) 849-5604
spurcell@mayerbrownrowe.com

November 3, 2003

By UPS

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

PROCESSED SUPPL

NOV 19 2003

THOMSON
FINANCIAL

Re: Schwarz Pharma AG (File No. 82-4406)

Dear Sir or Madam:

Enclosed herewith are the following documents, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1.   Third Quarter Report, dated October 27, 2003.

2.   Press Release, dated October 27, 2003.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

Encl

cc: Sylvia Heitzer
          Schwarz Pharma AG
       Philip O. Brandes
       Reb Wheeler

17176195 02970609

File No. 82-4406

NEWS



SCHWARZ
P H A R M A


From:	Antje Witte	CORPORATE COMMUNICATIONS
Tel:	+49 2173 48 1866	Alfred-Nobel-Straße 10
Fax:	+49 2173 48 1856	40789 Monheim, Germany
E-mail:	antje.witte@schwarzpharma.com	Internet: www.schwarzpharma.com

October 27, 2003, Nine Months Report

SCHWARZ PHARMA Strategy On Track
Core Focus USA And Strong Cash Flow

January to September sales increased from € 0.59 billion to € 1.25 billion and net income from € 15 million to € 146 million. The conservative outlook 2003 for sales is more than € 1.4 billion and for net income € 110-120 million accordingly. The Parkinson patch rotigotine CDS is set for filing, underscoring the strategy being on track. Additional positive impact is expected from the U.S. business with eight new drugs in the near-term.

In the first nine months of 2003, sales of the SCHWARZ PHARMA Group rose by 111.2% to € 1,247.7 million. U.S. sales increased significantly by 378% to € 843.4 million, driven by the launch of KUDCo's generic omeprazole. Net income increased from € 15.1 million to € 145.8 million; corresponding earnings per share were € 3.24.

Outlook 2003: Conservative scenario

Taking a conservative outlook the company does not rule out further competitors entering the U.S.-omeprazole market. Under this multi-player scenario SCHWARZ PHARMA expects for the fourth quarter further significant one-time charges. Nevertheless, in 2003, sales should increase from €964 million in 2002 to more than €1.4 billion and net income from €48.4 million in 2002 to €110-120 million.

For the next two years SCHWARZ PHARMA expects to expand its development pipeline and to further strengthen its U.S.-business. Despite high investments SCHWARZ PHARMA will still be profitable during these years. In succeeding years double-digit sales growth along with even higher growth in earnings is expected.

R&D: Successful phase III for rotigotine CDS, the Parkinson patch

SCHWARZ PHARMA is prepared to file for marketing approval its Parkinson patch in the 3rd quarter of 2004. Initial phase III results clearly demonstrate the safety and efficacy of the Parkinson patch rotigotine CDS.

"Filing of our Parkinson patch rotigotine CDS means an important step for SCHWARZ PHARMA." says Patrick Schwarz-Schuette, Chief Executive Offi-

cer SCHWARZ PHARMA AG. "It shows that our strategy implemented in 1999 is well on track. We are continuing this strategy supported by our strong financial position and cost containment within the entire organization."

Near-term growth opportunities in the U.S.
SCHWARZ PHARMA's US-affiliate has a total of eight specialty pharma projects in development for the U.S. market. This will add sales and earnings with strategic fit to the group and to position the U.S. organization for marketing of the NCE-pipeline. Of the eight projects for use in primary care, gastroenterology and neurology, five are already undergoing the FDA approval process. Market introduction of the first product is planned for mid-year, 2004. Given a successful market introduction, the expected sales potential of the total portfolio is US$ 250 - 300 million.

Sales Development January – September 2003:
In the first nine months of 2003 the sales of the SCHWARZ PHARMA-Group rose by 111.2% to €1,247.7 million. After adjustments for currency effects, sales increased by 141%, exceeding €1.4 billion.

U.S. sales increased significantly from €176.5 million to €843.4 million (+378%). In U.S. dollars, the sales volume was US$ 935.1 million, up +473% from US$ 163.1 million in the previous year. The main sales driver was generic omeprazole, which contributed sales of €706.2 million or US$ 783.0 million. KUDCo was able to defend its market leading position, in spite of the unexpected entry of two competitors into the omeprazole market. Compared to the first half of 2003 however, there was a decrease primarily to the price level, but also reduced sales quantities as a result of the new competitive situation. Furthermore, sales of the third quarter 2003 declined by nearly US$ 80 million (€ 72 m) to account for potential returns and rebates in connection with the omeprazole business, which were accounted for as sales deductions.

In the European markets (including Germany), the sales level decreased by 2.1% to €371.6 million. However, after adjustments for exchange rate effects and divestitures of products, European sales increased by 1.4% to 376.8 million compared to the previous year. Sales on the German market decreased by 5.3% to €154.9 million. Sales of the SCHWARZ PHARMA affiliates in Asia rose by 13.1% to €19.1 million, adjusted for currency effects sales in Asia went up by 28.2%.

The operating income in the first nine months of 2003 improved from €15.6 million to €275.5 million, despite higher R&D expense by 15.1% to € 96.1 million. This significant increase in operating income is primarily attributable to the strong growth of the U.S. business. The higher R&D expense reflect the advanced development activities of the SCHWARZ PHARMA pipeline which includes six projects in clinical development in neurology and urology.



The income before taxes in the first six months of the year 2003 totaled €283.2 million, compared to €22.8 million in the same period of the previous year. The Group net income in the period January to September 2003 rose to €145.8 million, up from €15.1 million. Corresponding earnings per share were €3.24.

Statement of Cash Flows, Balance Sheet and Employees:
Cash Flow increased to €177 million
Cash flow from operating activities rose to €177.1 million, up from €26.4 million in the same quarter of the previous year. Cash flow from investing activities was €1.4 million, compared to an outflow of €1.7 million in the previous year. Cash flow used by financing activities was €75.5 million, compared to €21.8 million in the previous year.

The short-term debt of the SCHWARZ PHARMA Group was significantly reduced by 78.2% from €62.5 million to €13.6 million. Compared to the balance as of 01/01/2003, cash and cash equivalents therefore increased significantly by 49.6% to €241.4 million as of 09/30/2003. Shareholder's equity increased by 16.5% to €617.7 million; at 56.4%, the equity ratio increased compared to the end of 2002 (51.0%). The balance sheet total rose by 5.2% to €1,094.2 million by September 30, 2003.

As of September 30, 2003, the number of employees at SCHWARZ PHARMA was 3,868. The 124 new employees were primarily hired for research & development .

The third quarter of 2003: Impacted by one-time charges
During the quarter from July to September 2003, the sales of the Schwarz Pharma-Group rose by 43.6% to €269.6 million. Sales of the third quarter 2003 were reduced in the amount of € 72 million by provisions for returns in connection with the omeprazole business, which are accounted for as sales deductions. Further one-time charges were the costs, €19 million, of the non-recurring DTC (direct-to-consumer) marketing campaign. The operating result in the third quarter of 2003 showed a significant increase by 96.1% and rose to €15.9 million. Other expenses totaled €6.2 million, which was due to costs for U.S. dollar hedging activities and expenses for the divestiture of the production in Spain. Hence, income before taxes decreased by 5.6% to €8.6 million. Taxes on income totaled €6.0 million. This higher tax expense is due to expenses that are not tax deductible in a number of European countries. Accordingly, the Group net income decreased to €2.5 million compared to €5.7 million in the same quarter of the previous year (-56.2%). Corresponding earnings per share for the third quarter of 2003 were €0.06.



Key data from the interim report 2003:

SCHWARZ PHARMA AG and Subsidiaries

Income Statement (€ million)	Jan. - Sept. 2002	Jan. - Sept. 2003	Change in %
Net Sales	**590.8**	**1,247.7**	**111.2%**
Cost of goods sold	226.0	293.2	29.7%
Gross profit	364.8	954.5	161.7%
Selling, general and administrative expense	243.9	411.7	68.8%
Research and development expense	83.5	96.1	15.1%
Amortization of intangible assets	25.1	23.3	-7.0%
Impairment expense FAS 142/144	0.0	26.0	n.s.
Other operating income (expense) - net	3.2	(122.0)	n.s.
Operating result	**15.6**	**275.5**	**> 100%**
Financial result	(6.7)	(3.8)	-43.6%
Other income (expense) - net	13.9	11.5	-17.2%
Income before income taxes and minority interest	**22.8**	**283.2**	**> 100%**
Taxes on income	7.8	137.4	> 100%
Minority interest	(0.2)	(0.0)	-99.3%
Net income	**15.1**	**145.8**	**> 100%**
Earnings per share in €*	0.34	3.24	
EBITDA (excluding one-time effect)	59.9	345.8	> 100%
EBIT (excluding one-time effect)	19.3	306.0	> 100%
Number of shares			
*Annual Average, million units	43.988	44.949	2.2%
Annual average, diluted, million units	44.237	46.183	4.4%
Basis, September 30, million units	43.991	45.348	3.1%

This report is available on the Internet: www.schwarzpharma.com

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. In 2002 the company achieved global sales of € 964 million, thereof 75% on international markets outside Germany. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain, overactive bladder syndrome and benign prostatic hyperplasia. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges.

For more information, please see our website: www.schwarzpharma.com
Corporate Communications: Antje Witte, Tel: +49 2173 48 1866

This press release contains forward-looking statements based on current plans, estimates and beliefs of the management of SCHWARZ PHARMA AG. Such statements are subject to risks and uncertainties that may cause actual results to be materially different from those that may be implied by such forward-looking statements contained in this press release. Important factors that could result in such differences include: changes in general economic, business and competitive conditions, effects of future judicial decisions, changes in regulation affecting SCHWARZ PHARMA AG, exchange rate fluctuations and hiring and retention of its employees.

Third Quarter Report 2003



CORPORATE COMMUNICATIONS

Alfred-Nobel-Straße 10

40789 Monheim, Deutschland

Internet: www.schwarzpharma.com

October 27, 2003

SCHWARZ PHARMA – Strategy On Track, Core Focus USA And Strong Cash Flow

- **Sales: €1.25 billion after €0.59 billion.**

In the first nine months of 2003 sales of the SCHWARZ PHARMA Group rose by 111.2% to €1,247.7 million. U.S. sales increased significantly by 378% to €843.4 million, driven by the omeprazole generic. Sales in European markets were just below the previous year's level at €371.6 million. In Asia, sales rose by 13.1% to €19.1 million.

- **Net income: €145.8 million**

SCHWARZ PHARMA-Group increased net income from €15.1 million in the previous year to €145.8 million in 2003. Corresponding earnings per share were €3.24. The Group was able to increase the cash flow from operating activities from €26.4 million to €177.1 million.

- **Outlook: Conservative scenario**

In 2003, sales should increase from €964 million in 2002 to more than €1.4 billion and net income from €48.4 million in 2002 to €110-120 million.

- **R&D: Successful phase III for rotigotine CDS, the Parkinson patch**

First phase III results clearly demonstrate the safety and efficacy of the Parkinson patch rotigotine CDS. SCHWARZ PHARMA will submit for marketing approval in the 3rd quarter of 2004.

- **Near-term growth potential in the USA**

To better position itself for the market launch of the NCE-pipeline and to use operational synergies, SCHWARZ PHARMA's U.S. affiliate has developed promising drugs for the U.S. market. Of the eight drugs for use in primary care, gastroenterology and neurology, five are already filed with the FDA. The market launch of the first products is scheduled for 2004.

Sales Development January – September 2003:
Sales volume: €1.25 billion

In the first nine months of 2003 the sales of the SCHWARZ PHARMA Group rose by 111.2% to €1,247.7 million. After adjustments for currency effects, sales increased by 141%, exceeding €1.4 billion.

The development of sales in the pharmaceutical business was as follows:

Breakdown of sales by region



USA

U.S. sales increased significantly from €176.5 million to €843.4 million (+378%). In U.S. dollars, the sales volume was US$ 935.1 million, up +473% from US$163.1 million in the previous year.

The main sales driver was generic omeprazole, which contributed sales of €706.2 million or US$ 783.0 million. KUDCo was able to defend its leading position, even after the unexpected entry of two competitors into the omeprazole market. Compared to the first half of 2003 however, there was a decrease primarily to the price level, but also reduced sales quantities as a result of the new competitive situation. Furthermore, sales of the third quarter 2003 declined by nearly US$80 million (€72 m) to account for potential returns and rebates in connection with the omeprazole business, which were accounted for as sales deductions.

Patented products like the cardiovascular drugs Verelan® PM (verapamil HCL; €28.1 million;+10%), and Uniretic® (moexipril HCTZ; €13.1 million; +27%) were also important contributors to growth.

Europe

In the European markets, the sales level decreased by 2.1% to €371.6 million. However, after adjustments for exchange rate effects and divestitures of products, European sales increased by 1.4% to 376.8 million compared to the previous year.

Sales on the German market decreased by 5.3% to €154.9 million. The 6% price cut on about 60% of our German product line and cautious merchandise planning in the wholesale sector led to this decline. Adjusted for

divestitures of products, in Italy, sales volume rose by 6.4% to €42.8 million; without adjustments, sales decreased by 3.6%. Sales in France were €39.3 million, reaching last year's level. Adjusted for divestitures of products, on the Spanish market sales rose by 15.0% to €33.5 million; without adjustments, sales increased by 6.7%. In Great Britain, sales fell by 4.8% to €22.6 million, but, after adjustments for exchange rate effects, they actually rose by 4.9%. Exchange rate effects also influenced Polish sales, which declined by 0.3% to €20.4 million. After adjustments for these effects however, sales in Poland rose by 13.3%. The remainder of Eastern Europe and export sales increased the sales volume by 2.6% to €58.0 million.

Asia

Sales of the SCHWARZ PHARMA affiliates in Asia rose by 13.1% to €19.1 million, adjusted for currency effects sales in Asia went up by 28.2%.

Earnings Development January - September:
Net income: €145.8 million

SCHWARZ PHARMA AG and Subsidiaries

Income Statement (€ million)	Jan. - Sept. 2002	Jan. - Sept. 2003	Change in %
Net Sales	**590.8**	**1,247.7**	**111.2%**
Cost of goods sold	226.0	293.2	29.7%
Gross profit	364.8	954.5	161.7%
Selling, general and administrative expense	243.9	411.7	68.8%
Research and development expense	83.5	96.1	15.1%
Amortization of intangible assets	25.1	23.3	-7.0%
Impairment expense FAS 142/144	0.0	26.0	n.s.
Other operating income (expense) - net	3.2	(122.0)	n.s.
Operating result	**15.6**	**275.5**	**> 100%**
Financial result	(6.7)	(3.8)	-43.6%
Other income (expense) - net	13.9	11.5	-17.2%
Income before income taxes and minority interest	**22.8**	**283.2**	**> 100%**
Taxes on income	7.8	137.4	> 100%
Minority interest	(0.2)	(0.0)	99.3%
Net income	**15.1**	**145.8**	**> 100%**
Earnings per share in €*	0.34	3.24	>100%
EBITDA (excluding one-time effect)	59.9	345.8	> 100%
EBIT (excluding one-time effect)	19.3	306.0	> 100%
Number of shares			
*Annual Average, million units	43.988	44.949	2.2%
Annual average, diluted, million units	44.237	46.183	4.4%
Basis, Sept. 30, million units	43.991	45.348	3.1%

In the first nine months of 2003, gross profit improved by 161.7% to €954.5 million and thus improved better than sales. This was primarily attributable to the marketing of the generic drug omeprazole in the U.S.

Selling, general and administrative expenses rose by 68.8% to €411.7 million. The main reason for this increase were legal consulting and licensing fees as well as marketing activities associated with generic omeprazole.

Research and development expense rose by 15.1% to €96.1 million. They reflect the advanced development activities of the SCHWARZ PHARMA pipeline; for detailed information see page 9 of this report.

Amortization of intangible assets decreased by 7.0% to €23.3 million. Due to the divestiture of two non-strategic product lines in the U.S., an asset impairment in accordance with FAS 142/144 in the amount of €26.0 million was included in the first quarter of 2003. This divestiture allowed production resources for the generic drug omeprazole to be expanded as early as the end of March.

Other operating expenses totaled €122.0 million. They resulted from third-party profit sharing (Andrx and Genpharm) of omeprazole earnings.

The operating income in the first nine months of 2003 improved from €15.6 million to €275.5 million. This significant increase is primarily attributable to the strong growth of the U.S. business.

Due to a decreased use of debt, the financial result improved from –€6.7 million to –€3.8 million. Other income fell by 17.2% to €11.5 million. This was primarily due to expenses for hedging activities and to the divestiture of the production plant in Spain.

The income before taxes in the first six months of the year 2003 totaled €283.2 million, compared to €22.8 million in the same period of the previous year. Taxes on income rose to €137.4 million compared to €7.8 million in the previous year. This, and as a consequence of non-deductible impairment losses on product rights in the U.S., led to an increase in the tax rate to 48.5%.

The Group net income in the period January to September 2003 rose to €145.8 million, up from €15.1 million. Corresponding earnings per share were €3.24.

In the first nine months of the year, there was an average 44,949,000 shares outstanding. As of September 30, 2003, there were 45,348,000 outstanding shares. The increase in comparison to the year 2002 is due to the conversions from the Executive Stock Option Program of the SCHWARZ PHARMA AG (ESOP) and the issue of employee shares. There were no reportable conversions (directors dealings) from the ESOP. Adjusted for

granted stock options, the average diluted number of shares was 46,183,000 and diluted earnings per share were €3.16.

Segment Reporting by Operating Segment

SCHWARZ PHARMA AG and Subsidiaries

Segment Reporting (€ million)	Jan.1 - Sept.30 2002	Jan.1 - Sept.30 2003	Change in %
Net Sales			
Europe	433.8	416.8	-3.9%
USA/Asia	193.4	862.5	> 100%
BioSciences	0.0	0.0	n.s.
Holding	41.1	37.4	-8.9%
Inter-segment elimination	(77.5)	(69.0)	-11.0%
Net Sales	**590.8**	**1,247.7**	**> 100%**
Operating income			
Europe	62.0	48.1	-22.4%
USA/Asia	10.4	302.3	> 100%
BioSciences	(45.0)	(56.1)	24.8%
Holding	5.3	4.3	-18.2%
Inter-segment elimination	0.4	(2.3)	n.s.
	33.1	296.2	> 100%
Unallocated corporate expenses	(17.5)	(20.7)	18.4%
Operating income	**15.6**	**275.5**	**> 100%**
Long-lived Assets			
Europe	213.4	186.4	-12.6%
USA/Asia	236.0	152.4	-35.4%
BioSciences	8.4	8.7	3.6%
Holding	63.3	56.8	-10.3%
	521.1	404.3	-22.4%
Unallocated long-lived Assets	10.7	10.7	0.0%
Long-lived Assets	**531.8**	**415.0**	**-22.0%**

Statement of Cash Flows and Balance Sheet
Cash Flow increased to €177 million

SCHWARZ PHARMA AG and Subsidiaries

Cash Flow Statement (€ million)	Jan. - Sept. 2002	Jan. - Sept. 2003	Change in %
Cash Flow from Operating Activities	26.4	177.1	> 100%
Cash Flow used in Investing Activities	(1.7)	(1.4)	17.6%
Cash Flow used in Financing Activities	(21.8)	(75.5)	> 100%
Effects of exchange rates	(2.4)	(20.1)	> 100%
Changes in cash and cash equivalents	**0.5**	**80.1**	**> 100%**
Cash and cash equivalents at beginning of period	32.3	161.3	> 100%
Cash and cash equivalents at end of period	**32.8**	**241.4**	**> 100%**

Balance Sheet

(€ million)	Dec. 31 2002	Sept. 30 2003	Change in %
Current Assets			
Cash and cash equivalents	161.3	241.4	49.6%
Marketable securities	3.7	4.1	9.9%
Accounts receivable, less allowances	171.8	217.6	26.7%
Inventories	94.1	131.0	39.3%
Other current assets	35.0	29.9	-14.6%
Total current assets	**465.9**	**624.1**	**33.9%**
Property, plant and equipment	172.0	163.4	-5.0%
Goodwill and other intangible assets	295.2	224.1	-24.1%
Long-term investments and other assets	107.3	82.6	-23.0%
	1,040.5	**1,094.2**	**5.2%**
Liabilities			
Short-term debt and current portion of long-term debt	62.5	13.6	-78.2%
Other current liabilities	296.4	256.8	-13.4%
Total current short-term liabilities	**358.9**	**270.4**	**-24.7%**
Long-term debt	83.8	75.1	-10.3%
Pension and other non-current liabilities	67.4	131.0	94.4%
Shareholders' equity	530.4	617.7	16.5%
	1,040.5	**1,094.2**	**5.2%**
Number of employees (on the relevant date)	3,744	3,868	3.3%

Cash flow from operating activities rose to €177.1 million, up from €26.4 million in the same quarter of the previous year. Cash flow from investing activities was €1.4 million, compared to an outflow of €1.7 million in the previous year. SCHWARZ PHARMA had capital expenditures of €17.8 million (€14.8 million) for tangible assets, especially in the expansion of the omeprazole production capacities. €5.2 million (€3.2 million) were spent on intangible assets, e.g. product rights and software. This outflow was

contrasted by inflow from the sale of product rights in the U.S.A. and in Spain in the amount of €21.6 million.

Cash flow used by financing activities was €75.5 million, compared to €21.8 million in the previous year. The short-term debt of the SCHWARZ PHARMA Group was significantly reduced by 78.2% from €62.5 million to €13.6 million. Compared to the balance as of 01/01/2003, cash and cash equivalents therefore increased significantly by 49.6% to €241.4 million as of 09/30/2003.

Shareholder's equity increased by 16.5% to €617.7 million; at 56.4%, the equity ratio increased compared to the end of 2002 (51.0%). The balance sheet total rose by 5.2% to €1,094.2 million by September 30, 2003.

As of September 30, 2003, the number of employees at SCHWARZ PHARMA was 3,868. The 124 new employees were primarily hired for research & development .

SCHWARZ PHARMA AG and Subsidiaries

Development Shareholders' Equity (€ million)	Jan. 1 - Sept. 30 2002	Jan. 1 - Sept. 30 2003	Change in %
Balances as of January 1	**543.3**	**530.4**	**-2.4%**
Net income	15.1	145.8	> 100%
Dividende to shareholders	(26.4)	(26.8)	1.7%
Conversion Stock Option Program	0.0	8.7	> 100%
Sell treasury shares	0.0	0.2	n.s.
Other comprehensive income	(0.5)	(0.9)	93.3%
Currency translation	(29.6)	(39.6)	34.0%
Balance as of September 30	**502.0**	**617.7**	**23.0%**

Accounting Principles

In accordance with the annual financial statements, the interim report of SCHWARZ PHARMA AG and affiliates is also prepared pursuant to US-GAAP and the standards of the Financial Accounting Standards Board (FASB).

The Company applied the same accounting standards than for the 2002 consolidated financial statements. The notes to the financial statements in the consolidated annual report thus apply correspondingly.

Certain items in the December 2002 financial statements have been reclassified in order to be consistent with the current year. These changes had no impact on the financial or earnings situation or equity as previously reported.

This interim report of SCHWARZ PHARMA AG and its affiliates complies with APB 28, "Interim Financial Reporting". The scope of consolidation comprises 32 fully consolidated affiliates.

The third quarter of 2003: Impacted by one-time effects

SCHWARZ PHARMA AG and Subsidiaries

Income Statement (€ million)	July - Sept. 2002	July - Sept. 2003	Change in %
Net Sales	**187.7**	**269.6**	**43.6%**
Cost of goods sold	72.2	82.3	13.9%
Gross profit	115.5	187.4	62.2%
Selling, general and administrative expense	76.9	115.6	50.4%
Research and development expense	23.8	30.9	30.0%
Amortization of intangible assets	8.2	7.5	-8.3%
Impairment expense FAS 142/144	0.0	(0.2)	n.s.
Other operating income (expense) - net	1.5	(17.6)	n.s.
Operating result	**8.1**	**15.9**	**96.1%**
Financial result	(2.5)	(1.1)	-55.2%
Other income (expense) - net	3.6	(6.2)	n.s.
Income before income taxes and minority interest	**9.1**	**8.6**	**-5.6%**
Taxes on income	3.2	6.0	88.9%
Minority interest	0.2	(0.0)	n.s.
Net income	**5.7**	**2.5**	**-56.2%**
Earnings per share* in €	0.13	0.06	

Cash Flow Statement (€ million)	July - Sept. 2002	July - Sept. 2003	Change in %
Cash Flow from Operating Activities	6.9	98.2	> 100%
Cash Flow from Investing Activities	5.1	(4.8)	n.s.
Cash Flow used in Financing Activities	(16.7)	8.9	n.s.
Effects of exchange rates	(3.6)	(10.5)	> 100%
Change in cash and cash equivalents	**(8.4)**	**91.8**	**n.s.**
Cash and cash equivalents at beginning of period	41.2	149.6	> 100%
Cash in cash equivalents at the end of period	**32.8**	**241.4**	**> 100%**

During the quarter from July to September 2003, sales within the SCHWARZ PHARMA Group rose by 43.6% to €269.6 million. This sales increase would have been 49.0% if exchange rates had remained unchanged since the previous year. Sales of the third quarter 2003 were reduced in the amount of €72 million by provisions for returns in connection with the omeprazole business, which are accounted for as sales deductions.

Gross profit improved by 62.2% to €187.4 million and thus improved better than sales.

Selling, general and administrative expenses rose by 50.4% to €115.6 million. This increase is the consequence of costs associated with the generic drug omeprazole, including the costs of the non-recurring DTC (direct-to-consumer) marketing campaign.

Research and development expenses increased by 30.0% to €30.9 million, which corresponds to the development progress of the pipeline.

Amortization of intangible assets decreased by 8.3% to €7.5 million, which was primarily due to exchange rate effects. The impairment loss recorded in March 2003 decreased due to the changed average currency exchange rate as of September 2003.

Other operating expenses rose to €17.6 million due to the profit share payable to third parties for the generic drug omeprazole.

Consequently, the operating result in the third quarter of 2003 showed a significant increase by 96.1% and rose to €15.9 million.

The decreased financial result in the amount of €-1.1 million after €-2.5 million in the third quarter of 2002 results from the reduced use of debt.

Other expenses totaled €6.2 million, which was due to costs for U.S. dollar hedging activities and expenses for the divestiture of the production in Spain.

Hence, income before taxes decreased by 5.6% to €8.6 million. Taxes on income totaled €6.0 million. This higher tax expense is due to expenses that are not tax deductible in a number of European countries. Accordingly, the Group net income decreased to €2.5 million compared to €5.7 million in the same quarter of the previous year (-56.2%). Corresponding earnings per share for the third quarter of 2003 were €0.06.

Outlook: Conservative Scenario

Taking a conservative outlook the company does not rule out further competitors entering the U.S.-omeprazole market. Under this multi-player scenario SCHWARZ PHARMA expects for the fourth quarter further significant one-time charges. Nevertheless, in 2003, sales should increase from €964 million in 2002 to more than €1.4 billion and net income from €48.4 million in 2002 to €110-120 million.

For the next two years SCHWARZ PHARMA projects to expand its development pipeline and to further strengthen its U.S. business. Despite high investments SCHWARZ PHARMA will still operate at a profit during these years. In the following years double-digit sales growth along with even higher growth in earnings is expected.

R&D: Successful phase III for the Parkinson patch

The development pipeline of SCHWARZ PHARMA comprises six projects in clinical development for use in urology and neurology. Two projects are already in clinical phase III: rotigotine CDS, a patch for the treatment of Parkinson's disease and the compound fesoterodine for the treatment of overactive bladder/ urinary incontinence. Furthermore, three projects are in phase IIb: harkoseride for the treatment of diabetic, neuropathic pain and

epilepsy, and rotigotine CDS for the treatment of Restless Legs Syndrome (RLS). Additionally, a project for benign prostate hyperplasia therapy is in development phase I.

The multinational phase III clinical studies with the Parkinson patch rotigotine CDS in early Parkinson patients have been successfully completed. The first results of the double blind, placebo-controlled studies demonstrate the efficacy and safety of the Parkinson patch. Detailed results will be available in the first quarter of 2004. The approval applications for the U.S.A and Europe are planned for the third quarter of 2004.

Since the end of April 2003 studies of phase IIb are currently underway for the indication of Restless Legs Syndrome (RLS). A total of 250 patients will be treated in double blind, placebo-controlled tests for six weeks. The results should be available in the third quarter of 2004.

The phase IIb studies involving harkoseride for the treatment of diabetic neuropathy will start in the forth quarter of 2003. The results of the phase II were very promising: A double blind, placebo-controlled study has demonstrated a significant reduction of pain symptoms with very good tolerance.

The results of the phase IIb, double blind and placebo-controlled studies with harkoseride for the treatment of epilepsy should be available in the third quarter of 2004.

In the next few weeks the first patients will be recruited in phase III clinical studies with the compound fesoterodine for the treatment of overactive bladder/ urinary incontinence. A total of 2,000 patients will be treated in the USA and in Europe in double blind, placebo-controlled tests for 12 weeks. The results should be available in the second quarter of 2005. The phase II study program with fesoterodine demonstrated a significant dose-related reduction of symptoms and was well tolerated by patients.

Studies of clinical phase I are currently underway with the compound SPM969 for the treatment of benign prostate hyperplasia. The study program of phase II is scheduled to begin in 2004.

Short-term growth opportunities in the U.S.

Omeprazole, the generic drug from KUDCo holds the leading position in the omeprazole market in the USA and remains the sole generic with a favorable court decision. However, the unexpected entry of two competitors into the market in August 2003 fundamentally changed the market dynamics. KUDCo's leading market position and the continuing growth in the market for proton pump inhibitors in the U.S. will continue to allow the omeprazole business to make an attractive contribution to sales and earnings.

In addition, SCHWARZ PHARMA's U.S.-affiliate has a total of eight specialty pharma projects in development for the U.S. market. These projects are primarily drugs, which use a well-established compound in a new formulation or medication form, and offer patients an additional benefit. Of the eight projects for use in primary care, gastroenterology and neurology, five are already undergoing the FDA approval process. Market introduction of the first product is planned for the middle of 2004. Given a successful market introduction, the expected sales potential of the total portfolio is US$ 250 - 300 million. This new portfolio of growth opportunities will add sales and earnings with strategic fit to the group and will prepare the U.S. organization for marketing of the NCE-pipeline.

Financial Calendar

February 18, 2004   4th Quarter Report 2003;
Analysts' conference

April 28, 2004   1st Quarter Report 2004

May 26, 2004   Annual Meeting of Shareholders

This interim report, our annual report and additional information are available on the Internet at: www.schwarzpharma.com

Corporate Communications
SCHWARZ PHARMA AG
Alfred-Nobel-Straße 10
40789 Monheim

Phone   +49-(0)2173-48-1377 and -1238
Fax   +49-2173-48-1856
Email   info@schwarzpharma.com

Antje Witte, Investor Relations
Phone   +49-2173-48-1866

Email   antje.witte@schwarzpharma.com